UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 4)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

301610101

  (CUSIP Number)

Kate Inman
4400 Biscayne Blvd.
Suite 1180
Miami, FL 33137
(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS The Frost Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	20,286,704 shares*
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	20,286,704 shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,286,704 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14.	TYPE OF REPORTING PERSON OO

*Includes vested warrants to purchase 4,796,158 Shares of Common Stock.

Page 2 of 8 Pages

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	80,503,445 shares*
	8.	SHARED VOTING POWER	20,286,704 shares**
	9.	SOLE DISPOSITIVE POWER	80,503,445 shares*
	10.	SHARED DISPOSITIVE POWER	20,286,704 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,790,149 shares***
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2%
14.	TYPE OF REPORTING PERSON OO

*Includes vested warrants to purchase 10,201,093 Shares of Common Stock. Does not include vested options to acquire 250,000 Shares of Common Stock held individually by Dr. Frost.
**Includes vested warrants to purchase 4,796,158 Shares of Common Stock.
***Includes vested warrants to purchase 14,997,251 Shares of Common Stock. Does not include vested options to acquire 250,000 Shares of Common Stock held individually by Dr. Frost.

Page 3 of 8 Pages

CUSIP No. 301610101

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	80,753,445 shares*
	8.	SHARED VOTING POWER	20,286,704 shares**
	9.	SOLE DISPOSITIVE POWER	80,753,445 shares*
	10.	SHARED DISPOSITIVE POWER	20,286,704 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,040,149 shares***
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%
14.	TYPE OF REPORTING PERSON IN

*Includes vested warrants to purchase 10,201,093 Shares of Common Stock and vested options to acquire 250,000 shares of Common Stock.
**Includes vested warrants to purchase 4,796,158 Shares of Common Stock.
***Includes vested warrants to purchase 14,997,251 Shares of Common Stock and vested options to acquire 250,000 shares of Common Stock.

Page 4 of 8 Pages

CUSIP No. 301610101

This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 1.	Security and Issuer

Item 1 is deleted in its entirety and replaced with the following text:

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”), of OPKO Health Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Blvd. Suite 1180, Miami, Florida 33137.

Item 2.	Identity and Background

Item 2 is deleted in its entirety and replaced with the following text:

This Schedule 13D is being filed jointly on behalf of The Frost Group, LLC, a Florida limited liability company (“Frost Group”), Frost Gamma Investments Trust, a trust formed under the laws of the State of Florida (“Gamma Trust”) and the controlling member of Frost Group, and Phillip Frost, M.D. (“Dr. Frost”), an individual residing in the State of Florida and the sole trustee of Gamma Trust. Frost Group, Gamma Trust and Dr. Frost are collectively referred to herein as the “Reporting Persons.” The principal business address of the Reporting Persons is 4400 Biscayne Blvd., Suite 1500, Miami, FL 33137.

Each of Frost Group and Gamma Trust is an entity formed for the purpose of making and holding investments. The Officers of Frost Group are Dr. Frost, President and Chairman, Mr. Steven D. Rubin, Vice President and Secretary, Dr. Rao Uppaluri, Vice President and Treasurer, and Dr. Jane Hsiao, Vice President. Dr. Frost is a United States citizen.

Each of the members of the Frost Group is presently employed as an executive officer of the Issuer. Dr. Frost is the Company’s Chief Executive Officer and Chairman of the board of directors; Dr. Hsiao is the Vice Chairman of the board of directors and Chief Technical Officer; Mr. Rubin is Executive Vice President, Administration, and a director; and Dr. Uppaluri is the Chief Financial Officer.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Page 5 of 8 Pages

CUSIP No. 301610101

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

Gamma Trust acquired or will acquire 15,588,056 Shares of Common Stock, for investment purposes in a series of transactions from February 14, 2008 to August 8, 2008, at prices ranging from $1.11 to $2.64 per share, including without limitation, (i) 10,677,705 Shares of Common Stock to be acquired in a private placement from the Issuer; (ii) 786,224 Shares of Common Stock and warrants to purchase 192,726 Shares of Common Stock in a private transaction with The Trustees of the University of Pennsylvania (“U Penn”); (iii) 2,633,200 Shares of Common Stock and warrants to purchase 766,778 Shares of Common Stock in a private transaction with V-Sciences Investments Pte Ltd (“V-Sciences”), and (iv) 34,379 Shares of Common Stock in a private transaction with Clinical Research Group, Inc. (“CRG”). The source of funds used in all transactions from February 14, 2008 to August 8, 2008 consists of working capital of Gamma Trust.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired or will acquire 15,588,056 Shares of Common Stock, for investment purposes in a series of transactions from February 14, 2008 to August 8, 2008.

The 15,588,056 shares acquired or to be acquired by Gamma Trust include a private placement transaction (the “Private Transaction”) on August 8, 2008 pursuant to which Gamma Trust agreed to acquire 10,677,705 shares (the “Shares”) of Common Stock pursuant to a stock purchase agreement (“Third Stock Purchase Agreement”) from the Issuer for an aggregate purchase price of $11,852,252.55, or $1.11 per share. The Private Transaction is scheduled to close approximately twenty days following the date the Issuer mails to stockholders an Information Statement relating to the approval of the Private Transaction. The Shares to be issued in connection with the Private Transaction will be offered and sold in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) for “transactions by an issuer not involving a public offering” and 506 of Regulation D of the Securities Act.

The Third Stock Purchase agreement includes a lock-up provision in which Gamma Trust agrees not to dispose of or enter into a derivative swap arrangement involving the Shares of Common Stock underlying the agreement until two years following the issuance of the Shares without the prior written consent of the Issuer.

The 15,588,056 shares acquired or to be acquired by Gamma Trust also include 786,224 shares of Common Stock and warrants to purchase 192,726 shares of the outstanding stock of the Issuer acquired from U Penn, pursuant to a stock purchase agreement, dated July 30, 2008 (the “U Penn Agreement”), for an aggregate purchase price of $1,205,638.77. Pursuant to the U Penn Agreement, Gamma Trust acquired the 786,224 shares of Common Stock for $1.40 per share and the warrants to purchase 192,726 shares of the outstanding stock of the Issuer at $1.40 per share minus the conversion price for each warrant. This transaction closed and the shares were acquired on July 30, 2008.

The 15,588,056 shares acquired or to be acquired by Gamma Trust also include 2,633,200 shares of Common Stock and warrants to purchase 766,778 shares of the outstanding stock of the Issuer acquired from V-Sciences, pursuant to a stock purchase agreement, dated April 30, 2008 (the “V-Sciences Agreement”), for an aggregate purchase price of $3,953,884.33. Pursuant to the V-Sciences Agreement, Gamma Trust acquired the 2,633,200 shares of Common Stock for $1.25 per share and the warrants to purchase 766,778 shares of the outstanding stock of the Issuer at $1.25 per share minus the conversion price for each warrant. This transaction closed and the shares were acquired on May 8, 2008.

The 15,588,056 Shares acquired or to be acquired by Gamma Trust also include 34,379 shares of Common Stock acquired from CRG, pursuant to a stock purchase agreement, dated July 2, 2008 (the “CRG Agreement”), in which Gamma Trust agreed to acquire 34,379 of the shares of outstanding stock of the Issuer for $1.35 per share. The transaction closed and the shares were acquired on July 2, 2008.

In the last 60 days, Gamma Trust has also acquired 292,000 Shares of Common Stock on the open market at prices ranging from $1.17 to $1.78 per share.

Other members of Frost Group have engaged in transactions in the Issuer’s stock in their individual capacity from time to time. Such transactions are disclosed publicly pursuant to Section 16 of the Securities Exchange Act, and are not included in this Schedule 13D.

Page 6 of 8 Pages

CUSIP No. 301610101

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,286,704 Shares of Common Stock. The 20,286,704 Shares include vested warrants to purchase 4,796,158 Shares of Common Stock. The 20,286,704 Shares of Common Stock beneficially owned by Frost Group constitute 10.0% of the Issuer’s outstanding Shares of Common Stock, based upon 198,206,302 Shares of Common Stock outstanding (which represents 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 plus the 13,513,514 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such Shares with Gamma Trust and Dr. Frost.

Gamma Trust beneficially owns 80,503,445 Shares of Common Stock. The 80,503,445 Shares include vested warrants to purchase 10,201,093 Shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group. The 100,790,149 Shares of Common Stock beneficially owned by Gamma Trust constitute 47.2% of the Issuer’s outstanding Shares of Common Stock, based upon 198,206,302 Shares of Common Stock outstanding (which represents 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 plus the 13,513,514 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3.

Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 Shares of Common Stock beneficially owned by Frost Group and the 80,503,445 Shares of Common Stock beneficially owned by Gamma Trust. The 101,040,149 Shares of Common Stock beneficially owned by Dr. Frost constitute 47.3% of the Issuer’s outstanding Shares of Common Stock, based upon 198,206,302 Shares of Common Stock outstanding (which represents 184,692,788 Shares of Common Stock outstanding as of August 7, 2008 plus the 13,513,514 Shares of Common Stock to be issued in the Private Transaction) and calculated in accordance with Rule 13d-3.

For information regarding transactions effected in the last 60 days, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is deleted in its entirety and replaced with the following text:

Page 7 of 8 Pages

CUSIP No. 301610101

See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, and CRG Agreement.

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 4 Stock Purchase Agreement, dated as of April 30, 2008, by and between the parties named therein.

Exhibit 5 Stock Purchase Agreement, dated as of July 2, 2008, by and between the parties named therein.

Exhibit 6 Stock Purchase Agreement, dated as of July 30, 2008, by and between the parties named therein.

Exhibit 7 Stock Purchase Agreement, dated as of August 8, 2008, by and between the Company and the Investors named therein.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC
August 20, 2008	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President

Frost Gamma Investments Trust
August 20, 2008	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

August 20, 2008	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D., Individually